ACUSHNET HOLDINGS CORP.
December 17, 2020

VIA EDGAR

Heather Clark and Jean Yu
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Comment Letter dated December 3, 2020
Acushnet Holdings Corp.
Form 10-K for the Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-37935
Dear Ms. Clark and Ms. Yu:
This letter is submitted on behalf of Acushnet Holdings Corp. (the “Company”) in response to the comment received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated December 3, 2020, with respect to the Company’s above-referenced Form 10-K (the “Form 10-K”). For convenience, the Staff’s comment is reproduced in italics, followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2019 Exhibits 31.1 and 31.2, page 1

1.
We note the certifications provided in Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please amend the filing to provide revised certifications. Refer to Regulation S-K, Item 601(31) and C&DI Question 246.13 on Regulation S-K.

The Company acknowledges to the Staff that it inadvertently omitted the referenced introductory language in paragraph 4 from the certifications filed as Exhibits 31.1 and 31.2 to the Form 10-K. The Company will file on the date hereof an amendment to the Form 10-K to provide the revised certifications.
If you have any questions regarding our response, please contact me at (508) 979-3740.

Sincerely,
/s/ Thomas Pacheco
Thomas Pacheco
Chief Financial Officer